 Exhibit 99.1

SNDL Enters into Agreement to Acquire Cost Cannabis and T Cannabis Locations from 1CM

EDMONTON, AB and TORONTO, April 9, 2025 /CNW/ - SNDL Inc. (Nasdaq: SNDL) ("SNDL") and 1CM Inc. (CSE: EPIC) (OTCQB: MILFF) (FSE: IQ70) ("1CM") are pleased to announce that they have entered into an arrangement agreement (the "Agreement") pursuant to which SNDL will acquire 32 cannabis retail stores (the "Transaction") operating under the Cost Cannabis and T Cannabis banners in Ontario, Alberta and Saskatchewan (the "1CM Stores"). Unless otherwise specified herein, all amounts are in Canadian currency.

Under the terms of the Agreement, SNDL will acquire, with the option to assign, the 1CM Stores for total consideration (the "Purchase Price") of $32.2 million in cash, subject to certain adjustments at the closing of the Transaction (the "Closing"). The 1CM Stores are comprised of 2 stores in Alberta, 3 stores in Saskatchewan and 27 stores located in Ontario. The 1CM Stores generated annual revenue of an aggregate of $53 million the fiscal year ended August 31, 2024 with 30 active stores at the fiscal year end. The acquisition of the 1CM Stores will bring SNDL's total owned and franchised cannabis retail store count to 219.

"We are excited to expand SNDL's retail network and reinforce our leadership in Canada," said Zach George, Chief Executive Officer of SNDL. "The addition of these locations will increase SNDL's exposure to a broad consumer base in key Canadian markets and aligns with our stated capital priorities as we build a sustainable cannabis retail portfolio at scale."

Tanvi Bhandari, Chief Executive Officer of 1CM added, "We are excited about the opportunity to unlock shareholder value with this transaction. We look forward to assisting SNDL with the transition and remain available to guide the company in its Canadian retail operations."

1CM Board Recommendation

1CM's board of directors (the "1CM Board") unanimously approved the Agreement, having determined that the Transaction is in the best interests of 1CM and fair to its shareholders. The 1CM Board unanimously recommends that shareholders vote in favour of the Transaction at the upcoming annual and special meeting of shareholders of 1CM (the "Special Meeting").

In connection with the 1CM Board's consideration of the Agreement, Valuracion Appraisal & Consulting Services Ltd. provided an opinion to the 1CM Board that, as of the date of such opinion, and based upon and subject to the assumptions, limitations and qualifications set forth therein, the Purchase Price is fair, from a financial point of view, to 1CM shareholders.

Voting Support Agreements

Each of the directors and senior officers of 1CM who hold shares have entered into voting support agreements pursuant to which they have committed to vote their shares, representing in the aggregate, approximately 12.9% of the issued and outstanding 1CM common shares, in favour of the Transaction at the Special Meeting, in accordance with the terms thereof.

Additional Transaction Details

The transaction is to be completed by way of an arrangement under the Business Corporations Act (Ontario). The Agreement includes customary provisions relating to non-solicitation, subject to customary "fiduciary out" provisions that entitle 1CM to terminate the Agreement and accept a superior proposal if SNDL does not match the superior proposal.

Closing is subject to customary closing conditions, including court approval, regulatory approvals and the approval of 1CM shareholders at the Special Meeting, which is expected to be held in June of 2025. The Transaction is not subject to a financing condition. Assuming the timely receipt of all required approvals, the Transaction is anticipated to close by the end of the third quarter of 2025. Assuming the Transaction is completed, 1CM anticipates returning a substantial portion of the sale proceeds to shareholders and using the balance of the proceeds for the development of new locations and for general corporate purposes. Further details will be provided in the information circular for the Special Meeting.

The Agreement and voting support agreements will be filed on SEDAR+ at www.sedarplus.ca.

ABOUT SNDL INC.

SNDL Inc. (NASDAQ: SNDL), through its wholly owned subsidiaries, is one of the largest vertically integrated cannabis companies and the largest private-sector liquor and cannabis retailer in Canada, with retail banners that include Ace Liquor, Wine and Beyond, Liquor Depot, Value Buds, Spiritleaf and Superette. With products available in licensed cannabis retail locations nationally, SNDL's consumer-facing cannabis brands include Top Leaf, Contraband, Palmetto, Bon Jak, La Plogue, Versus, Value Buds, Grasslands, Vacay, Pearls by Grön, No Future and Bhang Chocolate. SNDL's investment portfolio seeks to deploy strategic capital through direct and indirect investments and partnerships throughout the North American cannabis industry. For more information, please visit www.sndl.com.

ABOUT 1CM INC.

1CM Inc. (CSE: EPIC) is a retailer of cannabis and liquor in Canada with a track record of developing cash-flow positive locations. Following Closing, 1CM expects to continue to develop new cannabis and liquor retail locations through organic growth and by way of future merger and acquisition transactions. For more information, please visit www.1CMinc.com.

Forward-Looking Information

This news release includes statements containing certain "forward-looking information" within the meaning of applicable securities law ("forward-looking statements"), including, but not limited to, statements regarding the anticipated timing for the Special Meeting and for Closing, SNDL's intentions with respect to the Cost Cannabis and T Cannabis brands and integration with SNDL, 1CM's expected use of the proceeds from the Transaction. Forward-looking statements are frequently characterized by words such as "plan", "continue", "expect", "project", "intend", "believe", "anticipate", "estimate", "likely", "outlook", "forecast", "may", "will", "potential", "proposed" and other similar words, or statements that certain events or conditions "may" or "will" occur. These statements are only predictions. Various assumptions were used in drawing the conclusions or making the projections contained in the forward-looking statements throughout this news release. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. Please see "Risk Factors" in SNDL's Annual Information Form dated March 17, 2025, and the risk factors included in the parties' other public disclosure documents, including the risk factors discussed in 1CM's annual and quarterly management's discussion and analysis, for a discussion of the material risk factors that could cause actual results to differ materially from the forward-looking information. Neither SNDL nor 1CM are under any obligation, and each expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable law.

1CM Inc. (CNW Group/SNDL Inc.)

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SOURCE SNDL Inc.

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%CIK: 0001766600

For further information: For more information contact: For SNDL: Tomas Bottger, SNDL Inc., O: 1.587.327.2017, E: investors@sndl.com; For 1CM: Harshil Chovatiya, 1CM Inc., O: 1.717.888.8889, E: info@1cminc.com

CO: SNDL Inc.

CNW 08:39e 09-APR-25